November 1, 2005
VIA EDGAR

Re:	Accenture SCA’s Annual Report on Form 10-K

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Ladies and Gentlemen:
     With respect to the Annual Report on Form 10-K for Accenture SCA’s fiscal year ended August 31, 2005 filed on November 1, 2005 (the “Annual Report”), we respectfully advise the Commission that the Consolidated Financial Statements included in the Annual Report do not reflect any change in any accounting principles or practices, or in the method for applying any such principles or practices, from our report for the fiscal year ended August 31, 2004.
     Please do not hesitate to contact Laurent C. Lutz at 312.693.7031 or me at 312.693.1829 with any questions that you may have regarding the Annual Report.

Very truly yours, Accenture SCA, represented by its general partner, Accenture Ltd, itself represented by its duly authorized signatory
/s/ Michael E. Hughes
By: Michael E. Hughes